Filed by Flowserve Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Chart Industries, Inc.

Commission File No.: 001-11442

The following transcript of the conference call with investors on June 4, 2025 is being filed in connection with the proposed merger of equals transaction between Chart Industries, Inc. and Flowserve Corporation:

Conference Title: Chart Industries and Flowserve Corporation Merger of Equals

Wednesday, 4th June 2025; 8:00 AM ET

Operator: Hello, and welcome to the Chart Industries and Flowserve Corporation Conference Call. Following prepared remarks, instructions will be provided for the question and answer session. As a reminder, today’s conference call is being recorded.

Turning to slide two, the discussion will contain forward-looking statements that are based upon information available as of today. Actual results may differ due to risks and uncertainties and the companies undertake no obligation to revise or update such statements. Please refer to additional information included in the press release, investor presentation and SEC filings of both Chart Industries and Flowserve Corporation, which are available on the website of each respective company.

Turning to slide three. Today’s presenters are Chart Industries’ President and Chief Executive Officer, Jill Evanko, and Chief Financial Officer, Joe Brinkman; and Flowserve Corporation’s President and Chief Executive Officer, Scott Rowe, and Chief Financial Officer, Amy Schwetz.

At this time, I would like to turn the call over to Ms. Evanko. Please go ahead.

Jill Evanko: Thank you, Lynnette. Good morning and thank you for joining us today. This is an exciting day as we announced the transformational merger of Chart and Flowserve, which will create a scaled, differentiated leader in industrial process technologies. With this combination, we will build on the significant progress both Chart and Flowserve have made in recent years.

Together, we are establishing a high-performance platform to deliver value-added process technologies, products, systems and services to our global customer base. With a comprehensive portfolio of Flow and thermal management solutions to support more customers across end markets, we will unlock new opportunities and deliver differentiated growth. At the same time, our increased diversity and strong financial foundation will provide greater scale and resilience as well as enable us to enhance value for all shareholders. This is truly a landmark moment for both businesses and one that would not be possible without the incredible work of our Chart and Flowserve team members around the world.

As you’ll see on slide five, bringing together our two businesses creating a more resilient and diversified business poised to perform through market cycles, drive profitable growth and sustained cash flow. Together, we will have greater scale, diversification and global reach with further exposure to premium, high growth end markets. Our substantial combined aftermarket business and expanded global installed base will allow us to drive strong recurring revenue streams and spur new growth on day one of closing.

We also see meaningful opportunities to enhance our efficiency and profitability as we unlock the synergies [inaudible] used in combination. With a strong financial profile and robust cash flow, we will be operating from a solid financial foundation to execute against our disciplined and balanced capital allocation framework that is focused on value creation. We believe our combined company will be defined by our shared values, grounded in a commitment to safety, innovation, communities and a passion for delivering results.

Before we get deeper into strategic and financial benefits, I’ll review the transaction terms on slide six.

This is structured as an all-stock merger of equals. At close, Chart shareholders will own approximately 53.5% and Flowserve shareholders will own approximately 46.5% of the combined company on a fully diluted basis. Chart has a strong track record of realizing synergy opportunities through prior transactions with the successful integration of Howden serving as the latest example. This merger is anticipated to drive approximately $300 million in annual cost synergies, with additional upside from commercial revenue synergies.

In this combination, we are also bringing together our teams. I will serve as Board Chair, and Scott will serve as CEO. The Board will be comprised of 12 directors with six from each company. We will be headquartered in Dallas, Texas, and we expect to maintain a presence in both Atlanta and Houston, supported by both of our global footprint across more than 50 countries. We expect to close the transaction in the fourth quarter of 2025, subject to approval by Chart and Flowserve shareholders, regulatory approvals and other customary closing conditions.

Through this merger, we will create a scaled leader well positioned to enhance value for shareholders. As you’ll see on slide seven, the combined company will have combined revenue of $8.8 billion with a strong growth rate and an attractive margin profile. We will also be able to translate this profitability to robust cash flows with $1.8 billion in combined cash flow over the 12 months ended March 31st, 2025, inclusive of anticipated annualized cost synergies and defined as EBITDA less capital expenditures. This, along with our strong balance sheet, will provide us with considerable flexibility.

Turning to slide eight. Together, we expect to accelerate our progress in capturing new and exciting opportunities as we capitalize on macro and secular tailwinds. An important one is the increasing need for energy globally. This includes energy intensity, energy security, energy access and decarbonization. For example, artificial intelligence and data center growth are driving demand across all forms of power generation, including nuclear.

Another important secular trend is the need to repair aging infrastructure. In addition to our broad service network, we can also leverage retrofit, spares digital and new equipment for this market.

Turning to slide nine. You can see how this merger will allow Chart and Flowserve to take a significant step forward in our journey to diversify our businesses, creating a more resilient platform that is poised for growth. This merger will allow us to utilize our complementary strengths in key end markets to accelerate our penetration of growing premium end markets.

We’ll also be able to further accelerate growth by bringing each business into new geographies where the other has a strong footprint. For example, Flowserve has a strong footprint in the Middle East, an area of strategic growth for both companies. Another example is Chart’s global systems capabilities, which will be able to pull greater content through in high growth markets.

Our diversification across end markets and geographies, along with our strong aftermarket business, will provide us with a much more predictable set of earnings. In fact, on a combined basis, our historical revenue volatility improved by almost 4 full percentage points.

With that, I’ll now turn it over to Flowserve’s CEO, Scott, to dive further into some of the opportunities we expect to generate and our vision for the future as the combined company.

Scott Rowe: Great. Thank you, Jill. I’m very happy to be here with you today to announce this incredible milestones that builds on the success of both companies over the last several years. I’ve known Jill and Chart team for many years, and one of the key reasons we see such an amazing opportunity through this merger is that we share a vision for success.

Turning to slide 10. If you look at the 3D strategy and Chart’s nexus of clean strategy, you can see that we’ve been taking many of the same steps on our strategic journeys. We have both expanded into new high growth end markets and developed a suite of low carbon solutions to support our customers’ decarbonization efforts. Overall, we share a very similar strategy to deliver value for our shareholders.

While we have similar strategies, we have led to many opportunities across a broad range of end markets. Each company brings a different level of maturity in select end markets. As we bring together our highly complementary products and technology, we will be able to accelerate our strategic progress to generate new opportunities across end markets.

Combining our capabilities, it will also allow us to deliver a complete systems offering from front-end engineering design and process technologies to mission-critical equipment through aftermarket services through a broader range of customers. This will unlock considerable cross-selling and product pull-through opportunities across a wide range of end markets.

Turning to slide 11. You will see that our true differentiator will be leading with process technology designed to solve our customers’ biggest challenges. These innovative technologies will pull through a comprehensive and complementary set of technically differentiated equipment, creating an integrated system for our customers. We can then provide full life cycle support for our customers through our expansive geographic presence and broad aftermarket capabilities.

Combining RedRaven IoT with Chart’s uptime in Vinson[?] platforms, which focused on seamlessly gathering and integrating the physical sensor data from all rotating equipment, will allow us to offer an unmatched customer experience to monitor, optimize and protect their systems and assets. Our digitally integrated systems will allow us to grow our relationships with customers and create more opportunities for our aftermarket services as we become the first-line of defense to help our customers protect and enhance their operations.

On slide 12, you can see how our complementary portfolios fit together, combining Chart’s leading expertise in process technologies across compression, thermal, cryogenic and specialty solutions and Flowserve’s leading capabilities and flow management will allow us to provide customers with a broad portfolio of end-to-end solutions.

The integration of Chart and Flowserve’s products enable us to meet the demand for comprehensive industrial process technologies and services across diverse end markets. Our combined differentiated portfolio will allow us to provide a superior customer experience and improve our ability to deliver high-quality, value-added solutions to the expanded global customer base.

Together, we have the capabilities to bring a new kind of specialized and highly differentiated approach to the industry. We will be positioned to deliver more high-impact value-driven engagements to customers from front-end engineering design through aftermarket services across different end markets.

On slide 13, we’ve laid out how these systems will look in two different customer environments, liquid natural gas and nuclear. Looking at each phase of this full life-cycle approach, we will have consultative design and process technology capabilities in which multiple products can be included and specified in system configuration. Our joint engineering expertise will allow us to collaborate with our customers’ technical teams in a deeper and more meaningful way.

And by working with customers on specifications and product selection, you’ll be able to help them drive efficiency and safety through effective process flow control and thermal management practices. This complete systems approach will generate further opportunities for our services as we will have multiple product integration touch points that will require a more sophisticated product approach. For example, Chart’s process technology called IPSMR is driving digital opportunities in modular LNG projects. Our full system approach will offer customers unmatched value and integration across their operations, making us a true partner of choice to our global customer base across a wide range of end markets.

Turning now to slide 14. Both Chart and Flowserve have focused on building and growing the aftermarket franchises in recent years, driving more predictable and resilient revenue while also delivering margin expansion. With a vastly expanded global installed base of nearly 5.5 million assets, we are creating a nearly $4 billion aftermarket franchise. The combined aftermarket business will provide profitable recurring revenue and deliver unmatched service levels to our customers. We will be able to leverage our combined service center footprint of more than 200 locations globally to deploy Chart and Flowserve services.

As we further deploy our digital platform, we will be able to help our customers monitor their assets, predict unplanned downtime as well as drive further productivity and operability within their industrial processes. What you see on this slide is just the starting point. We expect to accelerate our aftermarket growth through this combination.

I’ll now turn it over to Joe to provide more insights on the combined business.

Joe Brinkman: Thanks, Scott. Turning to a breakdown of our synergies on slide 15. Given the complementary nature of our businesses and operations, we expect to unlock significant cost synergies as we integrate our companies.

In total, we expect to generate approximately $300 million annual cost synergies within three years following the transaction flows, primarily driven from materials and procurement savings, roof line consolidation, organization efficiencies and consolidation of duplicate public company costs. We also expect to drive significant upside from commercial revenue synergies over time, representing an incremental 2% growth on the combined company’s revenue.

In terms of capabilities, the Chart team brings tremendous experience in the synergy space, having just delivered a significant level of synergies with the Howden acquisition. Based on our early assessments between Chart and Flowserve, and by leveraging the learnings from the Howden integration, we see significant opportunities to deliver value across the combined company.

With that, I’ll turn the call over to Amy.

Amy Schwetz: Thanks, Joe. Let’s dive into how this merger will not only bolster how we serve our customers, but also how it will provide the strong financial profile to drive enhanced shareholder value.

As you see on slide 16, together, we will have a highly efficient business model at scale within the industrial space. With our expected synergies, our strong margin profile will create flexibility and enable further investment in the business, generating more opportunity for growth. We believe the combination establishes a new leading industrial company from a scale and profitability standpoint, positioned well to create value for shareholders and customers against this peer set.

Turning to slide 17. The compelling synergies that Joe just touched on will build on what will already be a strong financial foundation. We expect to have robust cash flow generation as Chart and Flowserve have delivered a combined $1.5 billion of cash flow as defined as EBITDA less capital expenditures over the last 12 months as of the first quarter of 2025.

Capital expenditure needs for this business are expected to be relatively modest at approximately 2% of sales. This, coupled with an anticipated conservative leverage ratio of 2 times net debt to adjusted EBITDA closed creates ample flexibility to execute on our disciplined and balanced capital allocation framework which will include de-levering and simplifying our balance sheet to match the attributes of investment grade, making growth investments and returning capital to shareholders.

Notably, we expect to pay a regular dividend consistent with Flowserve’s historical per share payout levels, as well as utilize share repurchases to offset equity dilution. I’ll also note that in addition to the synergies Joe described earlier, we believe the combined financial profile will generate more than $25 million in interest savings in the first year.

I’ll pass it back to Scott to conclude the prepared remarks.

Scott Rowe: Thanks, Amy. Turning to slide 18. As Joe noted at the Chart, what makes this combination truly special is our shared set of values and commitment to supporting associates and customers that will carry on as a combined company. Both our businesses recognize that our associates are the bedrock of our success, and we will continue to foster a culture that emphasizes safety, empowers innovation and delivers career growth opportunities. These values have been key to both companies’ success, and we intend to ingrain them into our combined company.

We will also remain committed to providing the highest level of service to our customers. This transaction is truly about bringing together capabilities that will allow us to better support our existing customers and broaden our reach and offering to serve new customers.

We are only successful if we deliver for our customers. Together, we’ll have an expanded set of innovative capabilities to help our customers conquer the biggest industrial challenges and achieve their goals.

To conclude, this is truly a historic day for Chart, Flowserve and our combined stakeholders. Through this transaction, Chart and Flowserve will set a new course as a scaled, differentiated industrial leader poised for significant growth and value creation. Bringing together our complementary portfolio will allow us to deliver a suite of end-to-end solutions and offer a system approach to support the full customer life cycle.

With increased exposure to diversified and attractive end markets and expanded aftermarket franchise, we will become more resilient and capitalize on the opportunities regardless of the market condition.

Underpinning all of this is our strong financial foundation and cash flow generation that will position us for success and allow us to continue to invest in growth and delivering shareholder returns.

I want to thank the associates at both Flowserve and Chart for their hard work and dedication to serving our customers with excellence. I’m excited to embark on this journey with you, and I can’t wait to see what we can accomplish together.

Operator, we’ll now open the line for questions.

Operator: Thank you. If you are dialed in via the phone and would like to ask a question, please signal by pressing star one on your telephone keypad. If you are joining us today using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. A voice prompt on your phone line will indicate when your line is open. We do ask that you please state your name and company before posing your question. Again, that is the star key followed by the digit one if you have a question or a comment. We’ll move to the first caller in the queue. Caller, please go ahead. Your line is open.

Michael Halloran: This is Mike Halloran. Can you hear me?

Scott Rowe: Yes. Good morning, Mike.

Michael Halloran: Sorry. So first, congratulations, everyone. I know it’s probably a lot of work on your end. So I certainly appreciate the effort it took here. So first question is kind of a two-fold one. First, I certainly understand everything you laid out on the slide as far as how the companies can work together. Why now from a transaction perspective?

And then secondarily, probably a little more for Scott. Could you put the transaction in context of the simplification of the complexity reduction you’re doing at Flowserve and maybe why now is a good time relative to those moves and what you can do with the combined entity? And how you can take some of those levers to the combined entity?

Scott Rowe: Sure. Let me start, and then I’ll let Jill to touch on kind of the market and the mega trends on why now. But really, when we look at both companies, Flowserve - that Mike, you know very well, right? We’ve made tremendous progress on the 3D strategy. We’ve made progress with the Flowserve business system. We’ve got tremendous momentum.

And when we look at what Chart and Jill have done over the last couple of years, it’s the exact same thing, right? The margin expansion, the revenue growth, all on the back of the Howden acquisition, the successful integration and the synergy realization has been an amazing journey. And so I just think that the timing is absolutely perfect. We’ve got positive momentum with both organizations. We’ve really dialed up the ability to operate and execute for our customers. And I just think it positions us incredibly well to do this at this time.

And then bringing it together, as we talked about, right, it now allows us to create a very differentiated industrial leader that does both thermal and flow management, and any industrial complex out there, no matter of the end market will benefit from our ability to support both thermal and flow management. And Jill, maybe talk about the mega trends and why the timing of the market is right?

Jill Evanko: Yeah. I would echo what Scott already said around our respective strategies, the journeys we’ve been on and this being a point in time where we’re just going to further accelerate this through the combined entity.

On the mega trends, this is a great time in the market where we’re seeing with our systems and solutions capability, the opportunity to continue to build more content as we have done in the Chart’s handling business over the last few years and adding Flowserve’s wonderful product offerings as well as the aftermarket capabilities are really going to further our ability to get deep in these end markets that have the mega trends associated with them.

We’re seeing that in liquefied natural gas. We’re seeing that in power generation as a whole, where both companies are very well positioned with complementary products. We’re seeing that in the water treatment end market as an example, where both of us play. So globally, there’s just an enormous amount of secular tailwinds that are driving both businesses on their own and combined together are going to give us even more ability to penetrate these high growth end markets with the full solution and system offering.

And I can’t stress enough entire life cycle from front-end engineering, design all the way through to the life cycle, the aftermarket services. And as Amy pointed out, a combined 200-plus service center footprint. So it’s an exciting time to continue the journey and build on the journeys that we both had independently.

Scott Rowe: Yeah. So we think this is the exact right time to bring our two companies together. And then, Mike, maybe on your second question, I’ll just provide background for those that don’t know. Flowserve has been on a journey of complexity reduction. We’re doing this on the back of an 80-20 program where we’re following that methodology pretty fully.

And I’d say, Mike, as you know well, right, we have five product business units or five major verticals around those products and the whole complexity reduction is about how do we optimize that product family. And we’re well down the line there. We’re not going to slow that down. And I just - let’s just use the valve example. And so as FCD optimizes their portfolio, what that does is now allow us to put the right products and the right technology on the back of some of the process technologies that Chart will bring.

And so, you know, we feel like the optimization of the product families is the right way to go. We feel like that plugs in nicely with our complementary products and offering at the Chart side, and then we’ll look at taking those product families and pulling them into the back of the process technologies.

Michael Halloran: No, that’s helpful. And then second one here is just pretty straightforward, 2% plus or minus, what you talk to as far as growth additives. Maybe just a sense for how much overlap there is through channel for you guys right now and where that opportunity sits? Is it just further penetrating customers where you have overlap? Is it existing customers that maybe you’ll have that overlap on? More of a sense for how deep that opportunity is?

Scott Rowe: Yeah. So I think really when we think about the product pull-through, there’s two things. One is geography, and then second is product pull-through on the back of technology. I’ll touch geography. I’ll let Jill talk about how Chart can pull through some of the products on the back of their technology very similar to what they did with Howden.

So on the geographic side, while both companies are incredibly diverse and operator around the world, there are countries where Flowserve has better market penetration. In the prepared remarks, Jill talked about the Middle East, where we do incredibly well. Chart’s presence there is good, but not - maybe not as good as we want. And so we see a tremendous opportunity to expand the offering in the Middle East on the back of the work and the infrastructure that we have there.

There are other geographies that we’re targeting, where Chart has done incredibly well, and we look to leverage some of the relationships and market there.

Jill Evanko: And then what we see is the ability to pull through not only on the geography side, but also on the end market side, where Flowserve has a really strong position, for example, in nuclear, and we have a great nuclear offering. This will be a great way to pull Chart products through to Flowserve’s end markets. In the system solution side with Chart pulling Flowserve equipment through.

Maybe I’ll give a very tactical example here on the LNG side with our IPSMR process technology that Scott referred to in the prepared remarks. We have the process technology that is utilized in LNG liquefaction and large export facilities around the world. Most recently, we’ve talked about our IPS margin used in Cheniere’s Corpus Christi Stage III facility. It’s been selected by ExxonMobil for use in Mozambique Rovuma and multiple other applications.

With that, to-date, as a stand-alone company, we have had mission-critical equipment that goes into that offering, such as brazed aluminum heat exchangers, compression capabilities, air coolers and so on. What we see as being able to pull through more content with this combination is from closer of expansion valve, controllable valves and those can be incorporated on day one. And then also utilization of filter equipment and end use and real life[?] applications. So that would be on the other side of export.

On the import side, we could utilize seawater pumps, high-pressure pumps, cryogenic pumps, incorporate those same applications into the fuel station in vaporizer offering that we have. So that’s just one example with a lot of detail, but that’s, I think, a great way to characterize one end market, and we’ve laid out a dozen end markets that we can do that in.

Scott Rowe: So maybe just to put a pin on the growth side, we put 2% there as kind of a way to think about. That’s incremental growth to what we would get on top of the market. As you can expect, the teams have been working together incredibly closely now for four or five weeks. The growth work stream seems to be having the most fun right now. They’re identifying a lot of opportunities. There is a detailed plan in terms of how do we unlock the geographic potential but also how do we make sure that we’re pulling the products across and leveraging the combined offering.

So I’m pretty excited to see that growth and pretty confident that the 2% is a really good number at this point.

Michael Halloran: Thanks, Scott. Thanks, Jill.

Jill Evanko:	Thanks, Mike.

Operator:	Thank you. At this time, we’ll move to the next caller in the queue. Caller, please state your name and company.

Saurabh Pant:	Hi. Good morning, Jill and Scott. This is Saurabh from Bank of America.

Scott Rowe:	Good morning, Saurabh.

Saurabh Pant: Hi, Jill, Scott, I want to touch on the aftermarket side of the business a little bit. Jill, we talk a lot about that on the Chart side of things, but just looking at the numbers you laid out, 33% on the Chart side. 51% on the Flowserve side. So 42%, which is a really big number, and you talked about further accelerating that. Maybe you can spend a little time on how do you plan to do that? Is it about attachment rate? Is it about geographical. Complementarity, just spend a little time maybe to talk about the aftermarket sort of things.

Jill Evanko: Absolutely. And we’re super excited to continue to build the aftermarket in the combined business at about 42% of combined revenue. This is a great part of the resiliency story, the predictability story, as well as continuing the opportunity to further expand margin.

With that, leveraging Flowserve service centers as well as Chart’s service centers globally, that’s a pretty complementary footprint that we have in those respective service center locations. And Scott mentioned the 5.5 million installed base - asset installed base that being able to cover that is - gives us an exceptional amount of opportunity and attachment rate is in an area that we see to be able to deliver more and more growth on the aftermarket side of things.

In addition to that, and I’m going to hand it over to Scott to talk about the digital side because I think that that’s something that in the combined business, from a charge stand-alone perspective, we are starting to get some traction on the digital uptime and how to [inaudible] offering. But this is going to really bolster that opportunity to penetrate the full solution, the full life cycle, utilizing the combined digital offerings.

So I’m going to ask Scott to talk about the digital side.

Scott Rowe: Sure. On the digital side, we’ve got a product called RedRaven that - which essentially allows us to instrument, monitor, predict unplanned downtime and then just really support our customers with the - their ability to operate and drive profitable operations in their full loops. And now with the Chart offering, we’ve got the - we expand that with uptime in Vinson, those teams are also excited to talk about how that technology comes together.

But as you think about the digital layer now across that $5.5 million of asset, it really starts to drive substantially more opportunities, both in recurring revenue on a subscription for monitoring, but then also on the back of visibility for parts pull-through and product replacement. And so that digital work is also a work stream within the integration office, and we feel that, that’s going to really enhance our ability to better understand our customer challenges but then also best support their efforts as they’re looking to drive operability in their sites.

Saurabh Pant: Okay. Fantastic. No, that’s great color. And then just a quick one. We know aftermarket margins on the Chart side of things, right? We talk about mid-40s percent, that’s gross margin, right? But any color, Scott, to the extent you have disclosed your aftermarket margins? Maybe just help us think about that?

Scott Rowe: Yeah, ‘ll let Amy provide a framework on aftermarket margins.

Amy Schwetz: So directionally, aftermarket margins for Flowserve are greater than 40%. So we certainly see aftermarket as being a way that we can blend up our overall margins over time.

Saurabh Pant: Okay. I got it. Amy, thank you. I’ll turn it back.

Jill Evanko: Thanks, Saurabh.

Operator: At this time, we’ll move to the next caller in the queue. Caller, please state your name and company before posing your question.

Andy Kaplowitz: Andy Kaplowitz, Citigroup.

Scott Rowe: Hi, Andy. Good morning.

Andy Kaplowitz: Good morning. Scott, I think – you’re welcome. Scott, I think the Street understands the rationale for the deal, but why does the mechanics for the deal in terms of all stock make the most sense for Flowserve given, as you know, the stock I think most people would agree, appears relatively inexpensive versus many multi-industry peers. So why wasn’t it outright sale considered or a different type of transaction?

Scott Rowe: Of course. You know, in these things, you always look at lots of different options and ways to construct a deal. What we really wanted to do is make sure that all of our shareholders would benefit equally from the combination. And so a merger of equals made the most sense. This is what Joe, and I started to talk about from day one and really started to lock in. And as we looked at kind of all of the things that you would expect in valuation, we determined that the merger of equal would allow our joint shareholders to benefit from the synergy realization, the growth progress and everything else that we’re doing.

And so we’re excited to bring it together in this fashion, and we feel that there’s a great opportunity for all sets of shareholders here.

Amy Schwetz: Yeah. And one thing I might add to that is that the merger of equals framework allowed us to really target to maintain investment grade from a balance sheet perspective, which we think provides a great value to our shareholders, to our customers and, frankly, it’s something that we can provide to the Chart shareholders over time. And so the strong financial profile of this scaled industrial leader is something that, as a team or as teams, we were intently focused on.

Andy Kaplowitz: Very helpful, guys. And then maybe can you elaborate a little more on your synergy forecast? I know you mentioned 40% cost synergies will come from SG&A, 60% will come from COGS. But maybe you could talk about the bigger buckets of opportunity a little more? Is it materials and procurement savings, maybe the elimination of duplicate public company costs? If you could just elaborate on the buckets that you mentioned, that would be helpful.

Jill Evanko: I can start with that. What we’ve seen is from building from the bottoms up as the two teams work together just an immense amount of synergy opportunity. And we - coming off of few years of integration on Howden have seen kind of the areas that are low-hanging fruit, the areas that are a little bit harder to get to and what we see here is an immense amount of kind of day one opportunity to go generate the synergies.

Materials and procurement, the size of the combined business, the scale of the combined business gives us a lot of opportunity in the - on the procurement side. We also - while we have a very complementary geographic and manufacturing and service center footprint, there are some opportunities for us to consolidate excess capacity together within certain regions. So that’s an area that we’ve done an overlay of each of our respective footprint.

And then you start getting into each functional area and to your point on the duplicate public company cost is just one example of areas where the two teams have similar SG&A costs related to indirect and that’s something that we see the opportunity to streamline. So plenty of different vectors to go after on the cost synergy side.

What I am the most excited about is that this is built from the bottoms up with the two teams and the two teams on balance are going to be involved in the actual integration together post close. And that is a model that we have seen proved to be successful in achieving and potentially overachieving synergies on the cost side.

Joe Brinkman: Yeah. Just one thing I would add to that. When you - on a tactical level, when you look at legacy Howden within Chart and Flowserve, both companies are using a lot of castings, forgings, doing machining work, doing assembly work, doing testing work. And so from - as Jill mentioned, from a procurement synergy standpoint, that lines up extremely well.

And then on the facility side, very similarly, between legacy Howden and Flowserve with those activities. So very nice synergies there.

Amy Schwetz: Yeah. And the last thing that I might mention, Andy, is we’ve been obviously focused on EBITDA margins for a reason. But we think there’s a tremendous amount of value that we can provide through interest expense savings as well through this transaction. And so it leads to our confidence about pretty significant accretion from the get-go for the combined company.

Scott Rowe: And just to close it out, we’ve got an integration management office there today in the building, and we’re excited that, that work is - we can start planning for this. And once we close the transaction, we start moving pretty fast on synergy realization.

Andy Kaplowitz: Very helpful, guys. Thanks again.

Jill Evanko: Thank you.

Operator:   Next caller, your line is open. Please go ahead.

Marc Bianchi: Hi. This is Marc Bianchi from TD Cowen. Thanks for taking my question, and congrats on the announcement. I guess the first thing that stood out to me is - Hey, Jill. the first thing that sticks out to me is the EBITDA margin difference across the two companies. And I know you just laid out the synergies, it sounds like most of those are sort of combined synergies coming from both sides and just from the combined nature of the business. But is there a path to get sort of the Flowserve contribution of that margin level up to Chart levels, or is there something structural about certain of the products that Flowserve selling that can’t get up to that Chart level?

Scott Rowe: Yeah. So we really like the Chart EBITDA margins, and we’re envious of what Jill and the team have done. We have been on a path of substantial margin improvement across the Flowserve enterprise over the last couple of years. We’ve got a framework and a program on the back of our Flowserve business system for both operational excellence and what we call portfolio excellence to continue that journey.

And so I’d say we’ve got strong momentum. We’re going to continue to lean in. The integration work and the synergies will help us there to accelerate that journey. But we have no intent to slow down on our acceleration of margin expansion.

Amy Schwetz: And I would add, Marc, in the combined entity that ability to pull the Flowserve newbuild products through to the whole solution and system offering, where that just adds more content. And that in and of itself, from a mix standpoint, is a positive mix generator to both Flowserve standalone but also on the combined business. So that’s an area that we see a great amount of opportunity again on day one post close.

And I wouldn’t - I would be remiss not to comment on the aftermarket, right? So the combined aftermarket that opportunity, that recurring revenue, that stickiness of margin in both companies is another area that we think we can exploit further.

Marc Bianchi: Okay. And you sort of touched on just now and talked about before with this kind of combining the product portfolios and the complementary opportunity there. Are there any specific product lines where there is overlap where it could be something that could raise some regulatory concern?

Scott Rowe: Yeah. No, we really see very little risk on the regulatory front. We do have to file in multiple countries, both for an antitrust and just the FDI filings. But really, there’s no overlap. And so we - today, we supply a lot of product to Chart on the valve side and some of the pump side as well. But when we look at what Chart legacy has brought in the Howden acquisition, there’s really nothing that overlaps or could be deemed as anticompetitive.

And so this is highly complementary, and we’re looking forward to optimizing that full suite of product services on the back of the process technology. And we’re excited about the ability to do that with our customers.

Marc Bianchi: Great. Thanks, Scott. I’ll turn back.

Jill Evanko: Thanks, Marc.

Operator:	At this time, we’ll move to the next caller in the queue. Please go ahead.

Nathan Jones:	Good morning, everyone.

Jill Evanko:	Hi. Good morning, Nathan.

Scott Rowe:	Good morning, Nathan.

Nathan Jones: I guess I’ll follow up with a couple of questions on the synergy. You talked about $300 million on cost side over three years. Maybe you could just lay out how you see that progressing year one, year two, year three? And then I think typically revenue synergies take a little bit longer to start reading through. So that two points of additional growth that you’re talking about, when do you expect to start seeing those benefits and maybe when it’s ramped up to the full two plants?

Scott Rowe: Yeah. On the cost synergy side, I’ll hit that. I’ll let Jill talk about kind of the ramp-up of the 2% growth. But on the cost synergy side, what we put in the slide was 25% of cost synergies within year one. And so we’re very confident on that. There are some things that are quick wins, and that will move very, very fast on. And so that actually gets you a run rate higher than the 25% as we exit year one. And so again, the teams have already been doing a lot of work upon closing. We’ll be able to move quickly on some of the things that would be natural kind of day one synergies in execution.

And then I’d just say, beyond that, kind of your run rate coming out of year one is going to be probably at that 33% or even higher. Year two is a heavy lift. And then as we start to think about some of the manufacturing consolidation opportunities, those will be in that kind of that end of year two and into year three. But again, the team’s laid this out nicely. We’re confident in our ability to achieve this number and then we were going to move with speed following the Howden-Chart integration playbook and to make sure that we can achieve these upfront in early.

Jill Evanko: And from the commercial side, we believe that on day one, there are certain commercial synergies that can be achieved right out of the gate. We spoke a little bit on the aftermarket side. That’s an area certainly. And then the modular offering that we have on the systems solutions side at Chart and that ability to pull the Flowserve equipment into that complete solution offering to our customers is also a day one opportunity on the commercial synergy side. So that - and that comment applies to LNG, it applies to carbon capture, it applies to helium and hydrogen, and it applies even to water treatment for us. So there’s a lot of levers for us to pull immediately to start achieving those commercial synergies.

Nathan Jones: Thanks. I guess my follow-up question here is for Scott. I mean, Scott, Flowserve has been on a business simplification initiative here for the last couple of years. And combining together with Chart does put a lot more on your plate, a lot more things to do. Can you just talk about how confident you are that the legacy Flowserve businesses can continue on that simplification journey without being distracted by all of the other things that are going to go on here over the next couple of years? Thanks.

Scott Rowe: Yeah. No, absolutely, Nathan. That’s a really good question. And in fact, I’ve got my leadership calls right after this, and we will be reiterating that message fully. But just to answer your question directly, I’m highly confident that Flowserve continues the journey that we’re on. As you know, we did our big org design change at the 2023. So we’re kind of 2.5 years now into this that’s proven to be driving substantial business results and growth.

And I’m very comfortable with our business unit leaders, our VP, GMs and the two division presidents to continue on that operation. We will lift some folks out in the designated integration management team, but I really don’t see a lot of distraction for, let’s say, our sales leader or our valves leader or our engineered pump[?] leader. And so their job will be to continue to do what they’ve been doing, execute on the Flowserve business system. I’m confident that we continue to deliver results there.

Nathan Jones: Thanks very much for taking my questions.

Operator: And at this time, I would like to remind our audience that it is star key followed by the digit one if you have a question or a comment. We’ll move to the next caller in the queue. Please state your name and company before posing your questions.

Manav Gupta: Good morning. This is Manav Gupta with UBS. One question which I wanted to ask is what will be the role of the LNG in your portfolio? We are seeing the world change from the stick build approach to modular approach, and GTLS was very well positioned for it. So going ahead, what role will the LNG growth markets play in the overall company?

Jill Evanko: Good morning, Manav. Thank you for the question. And it’s a key area. So overall, the global energy demand continuing to increase has been a macro tailwind for the Chart business. It has also been a macro tailwind for the Flowserve business, both independent of each other. Together, we think we can really drive more.

And what I mean by that is around LNG, where the move to modular has been a trend in the industry itself and also the uptake of our IPSMR technology across multiple projects and our ability then to also have all the mission-critical equipment that supports IPSMR in-house. This just adds to that. This just further bolsters that ability.

In addition, on the LNG side, it is 9% of - it will be 9% of the combined company revenues. But I wouldn’t stop on LNG here. I want to keep going and just really get into this global energy increasing demand. You’ve heard us at Chart talk about the data center demand heat rejection. When Scott touched on flow and thermal and we probably haven’t spent enough time talking about what flow and thermal means, but that combination is exceptional to have that together to be able to serve all these different energy end markets, power generation, nuclear, LNG data centers, the list can go on and on.

And together, that flow and thermal capability will drive even more content than either of us on a stand-alone basis can do.

Manav Gupta: Perfect. My quick follow-up here, Jill, was you were targeting to get to 2.5 times leverage by year-end. It looks like if the deal does close, your leverage will be at 2. And then the plan was to either do more bolt-ons and probably buy back. But now looks the plan like it will be more like payout of dividends and maybe buyback. So can you talk about some leverage targets here that the deal allows you to achieve? And once you get there, what will be the plan for shareholder returns? Thank you.

Amy Schwetz: Yeah. So one, I would say just we continue to say we’re targeting an investment grade rating with the transaction. Leverage at close is anticipated to be 2 times net. I think that as you - over time, you will see that 2 times transition to a gross leverage ratio for the combined company. But I think where we’re at as a scaled platform is one that can continue to participate in M&A over time.

Of course, there’s a tremendous amount of value for us delivering on the $300 million of cost synergies and the revenue synergies that we’ve outlined. But over time, this face is a fantastic one for future organic growth and inorganic growth. And I would say that shareholder returns, whether or not that increases to the dividend or share buybacks over time, will be balanced and measured against what is the greatest return for our shareholders.

Jill Evanko: And Manav, that was Amy answering that. So I’ll chime in. What I would just want to reiterate here is the amount of scale that the combined business brings allows us that flexibility to have multiple ways to return to shareholders and continue both of our respective capital allocation strategies together. And both companies have talked about inorganic opportunities over time that further our technology capabilities further aftermarket capabilities, just as a couple of examples.

And that combined strategy of high ROIC investment in the business, both organically and inorganically, will be even more able to deploy in addition to the expected investment grade rating. So this is kind of, I would say, a continuation of both companies capital allocation strategies brought together at scale makes us able to have this financial foundation of strength and also play organically and inorganically.

Scott Rowe: Yeah. And then just maybe tied to one of the previous questions. The merger of equal concepts allows us to have a very strong balance sheet straight out of the gate. And as Amy and Jill just both said, this is the beginning, right? We want to be a compounder. This space is still highly fragmented when you look at kind of the peer group and some of the opportunities out there.

And so we want to be a compounder. We’ll do it the right way. We’ll follow a capital allocation strategy that absolutely drives value creation for shareholders.

Manav Gupta: Thank you.

Operator:    Next caller, your line is open. Please go ahead.

Deane Dray:  Thank you. Good morning. It’s Deane Dray from RBC.

Jill Evanko:   Morning, Deane.

Deane Dray: Good morning. Congrats to both teams. Just, Scott, you made a reference to four or five weeks, the teams have been working together. Can you step back, give us a bit more deal history in just in terms of the genesis of the deal, how discussions came about? And you’re using the merger of the equals. I don’t know, does a breakup fee apply here? And is it a working assumption that no goodwill gets created in the structure?

Scott Rowe: I’ll let Amy handle the accounting questions here. I’ll talk about how the deal came together. As you know, there will be a proxy filing in a few weeks that will have kind of the legal record. So I don’t want to go into too much detail. But I’ll just go back to what I said in the prepared remarks, Chart and Flowserve has worked - have worked together for many years, even before Jill and I became CEOs at our respective companies. But since then, we’ve grown that partnership. And so there’s been a lot of pull through on our valves. We’re providing cryogenic valves and other valves into the Chart systems.

We announced a great technology deal two years ago with hydrogen pumping, where we kind of inherited the pump technology. And then Chart was pulling us through on the back of a hydrogen fueling system. And so there’s been a lot of dialogue. And so - as we’ve seen Chart’s progress over the years and similar with Flowserve progress, this started - these discussions started at the beginning. These discussions started as we continued to build on our systems capabilities.

And so that’s how it evolved, and we’re excited to be where we’re at today.

Amy Schwetz: And maybe just turning to purchase accounting, maybe a little premature to discuss what that would look like. But just at a foundational level, both of us have done purchase accounting recently with acquisitions. And so I won’t comment on whether or not there will be good - new goodwill on the balance sheet, but you can assume that there will be goodwill on the balance sheet of the combined entity.

Deane Dray:	Good. That’s very helpful.

Speaker:	[Inaudible] - go ahead.

Jill Evanko:	So there is a breakup fee of 3.25%.

Deane Dray:	For both entities?

Amy Schwetz:	Yeah. On our respective market cap.

Deane Dray: Got it. Okay. I appreciate that. And then just a follow-up question since it is such a near-term challenge. Does the current tariff situation with the combined entity pose any new challenges in terms of exposures or mitigation plans?

Scott Rowe: Yeah. No, it doesn’t introduce anything new. And I mean, Deane, you know us well and kind of our numbers that we’ve talked about, we continue to watch that, and we still feel very comfortable about our ability to mitigate the full impact. And I’d just say Chart’s exposure is substantially lower than the Flowserve exposure.

Deane Dray:	Got it. Thank you.

Operator:	At this time, we’ll move to the next caller in the queue. Caller your line is open.

Eric Stine:	Hi. Eric Stine with Craig-Hallum. Thanks for taking the call.

Jill Evanko:	Hi Eric.

Eric Stine: So I guess a question for me, and I guess for Jill, this - I know with Howden, I mean, clearly a big part of that, certainly aftermarket, but also just increased content in a lot of the end markets you’re in. You put up the slide. So maybe just stick with the two examples you gave LNG and also nuclear systems. I mean what more content, but would love to hear kind of the magnitude of that more content, maybe LNG is the most important, but nuclear will become more important?

Jill Evanko: Yeah. Thanks, Eric, for the question. And that’s an area we’re so excited about this more content, to your point, too. It’s kind of furthering and building upon that strategy that we deployed with Howden. So the LNG side, some of the pieces and parts that I commented on in one of my earlier answers, that’s millions of dollars of additional content in an LNG solution.

And when we - you know, Eric knows well, when we talk about LNG, we talk about it in four areas to the LNG process technology for big LNG, the second area for small scale and floating, the third for LNG infrastructure and the fourth for aftermarket service repair.

The pull-through of Flowserve’s equipment hits all four of those areas. And that’s something that we’re very excited about. So millions of dollars of additional content actually across all four of those categories, regardless of which application you’re talking about.

On the nuclear side, this would be more leveraging Flowserve strength in the nuclear end market. And we’ve talked about the Chart stand-alone business has fans are the primary application for nuclear in the traditional sense, which are mainly retrofit. And then we have helium circulator technology, compression technology for SMR as well. And that’s an area that we think that the combined entity can really leverage the strength of Flowserve’s nuclear footprint and customer relationships to pull Chart content through.

And for a sense of content on that, you know, healing circulator or an SMR can be anywhere from $4 million to a large helium circulator project, $70 million of Chart content. So you can kind of grasp that these would be even more highly scaled end markets together.

Eric Stine: Okay. That’s helpful. And then last one for me. Just from a regulatory perspective, it looks like this is obviously very complementary. Are there any areas where there’s close enough overlap where there may be some concerns in terms of approval of this or maybe where is the confidence level in that?

Scott Rowe: It’s a highly complementary offering. No concerns. We’ll obviously file in all of the necessary jurisdictions. And so we’ll continue to provide updates as we progress through the legal process.

Jill Evanko: And Eric, I would say we have a high level of confidence just given the complementary nature of the business. And clearly, we’ve had advisers looking at that as well. So that’s something that we’re confident in the combination here and the complementary nature.

One of the things that we were looking at was are there really any dis-synergies. And we just - we don’t anticipate any meaningful dis-synergies given the highly complementary nature of the business. So kind of attacking that question from a couple of different angles.

Eric Stine: Okay. Thanks.

Operator: And at this time we have time for one more question that will come from the next caller in the queue. Caller your line is open. Please go ahead.

Michael Anastasiou: This is Michael Anastasiou on for Joe Giordano at TD Cowen. How are you?

Scott Rowe: Good morning, Michael.

Michael Anastasiou: Great. Thanks for taking my question. So just following up from earlier remarks on the call, obviously, more recently, Flowserve has been going through the simplification strategy, 80-20 is a core tenant. Maybe, Scott, you can elaborate on this, but what inning do you believe Flowserve is on the 80-20 front? And now potentially being as a combined entity, are there any product printing opportunities at Chart you can elaborate on? Thank you.

Scott Rowe: Sure. Yeah. I’ll just kind of - again, for those that don’t follow the Flowserve story, we’re on a path with our 80-20 program. We call it complexity reduction. We’ve got five business units that are fully in flight here. The fit the business unit just went live in May. And so we’re kind of - that last one is now moving into the chute. And we’ve got two or three business units that are now going into their second cycle. And so we really like the progress and the momentum. It’s ingrained with the 80-20 methodology and the teams are fully running this.

And so we’re well down the line. I’d just say, every year, you continue to get better and better with this. And so I just think of this as a flywheel and we’re kind of in year two and now we’re starting to see some accelerated results, but tremendous opportunity to work that step forward.

And then we’ve got two big companies coming together, a very broad offering. And as we bring those together, we’ll look at potentially applying some of those 80-20 concepts across the top level of the portfolio. There may be some opportunities to divest something or reshape the portfolio. We do know there’s lots of opportunities to continue to acquire technology that might make sense on the back of what we’re doing. But at this time and straight out of the gates, we don’t have any plans for an immediate divestiture or need to do that.

Jill Evanko: And from the Chart perspective, part of our journey is business excellence and deploying similar continuous improvement approaches throughout the business but there’s always more to go. And I think that bringing the two together will really optimize those efforts.

Michael Anastasiou: Great. Thank you.

Operator: And at this time, that does conclude today’s teleconference. We thank you all for your participation. You may now disconnect.

Important Information about the Transaction and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger transaction between Chart Industries, Inc. (“Chart”) and Flowserve Corporation (“Flowserve”). In connection therewith, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 to be filed by Flowserve in connection with the proposed issuance of shares of Flowserve’s common stock and preferred stock pursuant to the proposed merger transaction, which will include a document that serves as a prospectus of Flowserve with respect to such shares and a joint proxy statement of Chart and Flowserve (the “joint proxy statement/prospectus”) and, after the registration statement is declared effective, will be mailed to Chart and Flowserve stockholders seeking their approval of their respective transaction-related proposals. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Chart and Flowserve, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Chart will be available free of charge on Chart’s website at ir.chartindustries.com. Copies of documents filed with the SEC by Flowserve will be available free of charge on Flowserve’s website at ir.flowserve.com.

Participants in the Solicitation

Chart, Flowserve and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chart’s stockholders and Flowserve’s shareholders in respect of the proposed transaction. Information regarding Chart’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Chart’s Form 10-K for the year ended December 31, 2024, filed on February 28, 2025, and its proxy statement filed on April 8, 2025, which are filed with the SEC. Information regarding Flowserve’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Flowserve’s Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, Proxy Statement on Schedule 14A for its 2025 Annual Meeting of Shareholders, filed with the SEC on April 2, 2025. To the extent holdings of Chart’s or Flowserve’s securities by their respective directors or executives officers have changed since the amounts set forth in their respective 2025 proxy statements, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger transaction will be included in the registration statement on Form S-4 and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger transaction between Chart and Flowserve including future financial and operating results, statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “anticipates,” “believes,” “projects,” “forecasts,” “outlook,” “guidance,” “continue,” “target,” “estimates,” “potential,” “intends,” “plans,” or the negative of such terms or comparable terminology.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential merger transaction, including the expected time period to consummate the potential merger transaction, and the anticipated benefits (including synergies) of the potential merger transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chart and Flowserve, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the risk that regulatory approvals are not obtained or are obtained subject to conditions, limitations or restrictions that are not anticipated by Chart and Flowserve; the failure to receive, on a timely basis or otherwise, the required transaction-related approvals of Chart’s stockholders and

Flowserve’s shareholders; potential delays in consummating the proposed merger transaction, including as a result of failure to receive any regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); the ability to integrate the operations of Chart and Flowserve in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the proposed merger transaction will not be realized or will not be realized within the expected time period; the possibility that competing offers or acquisition proposals may be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Chart or Flowserve to pay a termination fee; risks that the anticipated tax treatment of the proposed merger transaction is not obtained; unforeseen or unknown liabilities; customer, stockholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; the combined company’s ability to pay a quarterly dividend as expected; potential litigation relating to the proposed merger transaction that could be instituted against Chart, Flowserve or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the proposed merger transaction on the parties’ business relationships and business generally; risks that the proposed merger transaction disrupts current plans and operations of Chart or Flowserve and potential difficulties in employee retention as a result of the proposed merger transaction, as well as the risk of disruption of management and ongoing business operations during the pendency of, or following, the proposed merger transaction; uncertainties as to whether the proposed merger transaction will be consummated on the anticipated timing or at all or, if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the proposed merger transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed merger transaction on the market price of Chart’s or Flowserve’s common stock and/or operating results; rating agency actions and the ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chart’s or Flowserve’s control; legislative, regulatory and economic developments targeting public companies in the industrial sector; global supply chain disruptions and the current inflationary environment; the substantial dependence of Chart’s and Flowserve’s sales on the success of the energy, chemical, power generation and general industries; economic, political and other risks associated with the international operations of Chart and Flowserve; potential adverse effects resulting from the implementation of tariffs and related retaliatory actions and changes to or uncertainties related to tariffs and trade agreements; and the risks described in Item 1A “Risk Factors” of Chart’s and Flowserve’s most recent Annual Reports on Form 10-K and in subsequent filings with the SEC. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. All forward-looking statements included in this communication are based on information available to Chart and Flowserve on the date hereof and Chart and Flowserve undertake no obligation to update or revise any forward-looking statement.

Non-GAAP Measures

Certain financial measures included herein, including EBITDA, Adjusted EBITDA, Adjusted EPS, Net Debt and estimates of cost and revenue synergies, among others, are not made in accordance with U.S. GAAP, and use of such terms varies from others in the same industry. Non-GAAP financial measures should not be considered as alternatives to net income (loss), net income margin or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for results as reported under U.S. GAAP. Projected GAAP financial measures and reconciliations of projected non-GAAP financial measures are not provided herein because such GAAP financial measures are not available on a forward-looking basis and such reconciliations could not be derived without unreasonable effort.